 EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six
	Months
	Ended
	June 30,		Year Ended December 31,
	2008		2007		2006		2005		2004		2003
EARNINGS
Income from continuing operations before income from equity investees (1)	$126.3		$350.2		$277.4		$215.9		$129.5		$59.3
Add: Fixed charges	123.8		233.1		149.2		92.0		54.6		43.7
Distributed income of equity investees	11.1		1.5		1.1		0.8		0.4		0.3
Amortization of capitalized interest	0.3		—		—		—		—		—
Subtract: Capitalized Interest	(9.1)		(14.3)		(6.0)		(1.8)		(0.5)		(0.5)
Total Earnings (1)	252.4		570.5		421.7		306.9		184.0		102.8

FIXED CHARGES
Interest expensed and capitalized (2)	109.9		220.0		140.9		84.9		49.2		36.8
Amortization of debt expense	2.0		2.8		3.2		2.9		2.5		3.8
Portion of rent expense related to interest (33%)	11.9		10.3		5.1		4.2		2.9		3.1
Total Fixed Charges	123.8		233.1		149.2		92.0		54.6		43.7

RATIO OF EARNINGS TO FIXED CHARGES	2.04	x	2.45	x	2.83	x	3.34	x	3.37	x	2.35	x

(1)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)	Includes interest costs attributable to borrowings for inventory stored in a contango market of $10 million for the six months ended June 30, 2008 and $44 million, $49 million, $24 million, $2 million and $1 million for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.